UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Spherix Incorporated
(formerly Biospherics Incorporated)

(Name of Issuer)

Common Stock, $.005 par value

(Title of Class of Securities)

84842R106

(CUSIP Number)

Gerald F. Stahlecker
c/o Rose Glen Capital Management, L.P.
3 Bala Plaza East, Suite 501
251 St. Asaphs Road
Bala Cynwyd, PA 19004
(610) 617-5900

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84842R106

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) RGC International Investors, LDC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Rose Glen Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) RGC General Partner Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Spherix Incorporated (formerly Biospherics Incorporated) (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 12051 Indian Creek Court Beltsville, Maryland 20705

Item 2.
	(a)	Name of Person Filing See Item 2(c) below.
	(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
	(c)	Citizenship
(1) RGC International Investors, LDC (“RGC”) c/o SEI Investments Global Fund Services, Ltd. Styne House, Upper Hatch Street Dublin 2 Ireland Cayman Islands limited duration company
(2) Rose Glen Capital Management, L.P. (“Rose Glen”) 3 Bala Plaza East, Suite 501 251 St. Asaphs Road Bala Cynwyd, PA 19004 Delaware limited partnership
(3) RGC General Partner Corp. (“Partner”) 3 Bala Plaza East, Suite 501 251 St. Asaphs Road Bala Cynwyd, PA 19004 Delaware corporation
RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.
	(d)	Title of Class of Securities Common Stock, $0.005 par value per share (the “Common Stock”).
	(e)	CUSIP Number 84842R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0
(b) Percent of class: 0.00%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RGC International Investors, LDC
	By:	Rose Glen Capital Management, L.P.
		By:	RGC General Partner Corp.

Dated: January 28, 2005		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Rose Glen Capital Management, L.P.
	By:	RGC General Partner Corp.

Dated: January 28, 2005		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RGC General Partner Corp.

Dated: January 28, 2005		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $.005 per share, of Spherix Incorporated, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of January, 2005.

RGC International Investors, LDC
By:	Rose Glen Capital Management, L.P.
By:	RGC General Partner Corp.

Dated: January 28, 2005	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Rose Glen Capital Management, L.P.
By:	RGC General Partner Corp.

Dated: January 28, 2005	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RGC General Partner Corp.

Dated: January 28, 2005	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director